Celsion Corporation

10220-L Old Columbia Road

Columbia, Maryland 21046

(410) 290-5390

June 20, 2005

By Way of EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 0306

Washington, D.C. 20549

Attention: Gary R. Todd

                   Jeanne Bennett

Re:	Form 10-K for the fiscal year ended December 31, 2004, as amended;
Form 10-Q for the fiscal quarter ended March 31, 2005 (File No. 0-14242)

Ladies and Gentlemen:

On behalf of Celsion Corporation (“Celsion” or the “Company”) attached for filing with the Securities and Exchange Commission (the “Commission”) please find Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Amendment”), which is being filed to reflect our response to comments contained in a letter dated May 20, 2005 (the “Comment Letter”) from the staff (the “Staff”) of the Commission in respect of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, as amended by Amendment No. 1 thereto (collectively, the “Form 10-K/A”) and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. Inasmuch as all of the Staff’s comments relate solely to the Form 10-K/A, we are not amending the Form 10-Q.

RESPONSES TO COMMENTS

Set out below is each of the Staff’s comments, numbered in accordance with the Comment Letter, followed by Celsion’s response thereto. Paper copies of this filing are being delivered by way of messenger to Mr. Todd and Ms. Bennett.

Management’s Discussion and Analysis—Liquidity and Capital Resources—Page 29

Comment:

1.	We see a significant increase in cash consumed by operations despite a decreased loss in 2004 and initial product revenues also in that year. Accordingly, it appears that your cash burn rate significantly accelerated in 2004. As outlined in FR-72, we normally believe that Registrant’s should present a discussion of cash flows from operating activities. That discussion should identify and analyze the underlying drivers of operating cash flows. Please note that the form of the cash flow statement should not drive the substance of this discussion and that it is insufficient to present a narrative that merely lists items from that Statement. Please expand your disclosures or tell us how your discussion considers the objectives of the Release.

Division of Corporation Finance

United States Securities and Exchange Commission

Attention: Gary R. Todd

                   Jeanne Bennett

June 20, 2005

1.	Response:

Complied with.

Report of Independent Registered Public Accounting Firm on Internal Controls–Page 39

Comment:

2.	In an amendment, please provide a revised report including the conformed signature of the accounting firm. Refer to Rule 2-02 of Regulation S-X.

Response:

2.	Complied with.

Note 9 Stock Options and Warrants—Page F-17

Comment:

3.	Please make disclosure about the nature, terms and extent of the option re-pricing. Please also make more detailed and specific disclosure about how you apply variable plan accounting. For instance, clarify the reasons for and method used in determining the significant credit recognized in 2004.

Response:

3.	Complied with.

Comment:

4.	Please expand to disclose the grant date fair value of options granted for each period. Refer to paragraph 47b to SFAS 123.

Response:

4.	Complied with.

Comment:

5.	We see that stock compensation expense totaled $697,000 in 2004, $3,810,000 in 2003 and $969,000 in 2002. However, it is not clear that the notes to financial statements provide complete disclosure about the transactions responsible for the charges. Supplementary show us that you have provided narrative disclosure about all of the significant components of these charges or appropriately expand. Please also note that the disclosure about options issued to non-employees identifies four periods but only discloses three amounts.

Division of Corporation Finance

United States Securities and Exchange Commission

Attention: Gary R. Todd

                   Jeanne Bennett

June 20, 2005

Response;

5.	Complied with.

Note 16 Selected Quarterly Financial Information—Page F-22

Comment:

6.	Please revise to present two years of quarterly data as required by Item 302(a) of Regulation S-K. Please also revise the 2004 data to present net sales by quarter.

Response:

6.	Complied with.

COMPANY ACKNOWLEDGMENTS

Pursuant to the Comment Letter, the Company hereby acknowledges that:

•	Celsion is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K/A as amended by the filing or the Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should you have any additional questions or comments regarding the matters addressed herein, please direct them to me at the telephone number set out above or, in my absence, to Earl Miller, Celsion’s Controller.

Very truly yours,

/s/ Anthony P. Deasey
Anthony P. Deasey Chief Financial Officer